UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes a press release announcing a joint venture agreement signed between Sociedad Química y Minera de Chile S.A. and Migao Corporation.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant's name into English)

El Trovador 4285, Santiago, Chile (562) 425-2000
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒.

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_________

For Immediate Release
SQM SIGNS JOINT VENTURE AGREEMENT WITH MIGAO CORPORATION

Santiago, Chile, May 20, 2008.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) announced today that it has entered into an agreement with Migao Corporation (“Migao”) to create a joint venture (“JV”) for the production and distribution of potassium nitrate in China. The agreement, signed on May 18, 2008, establishes a 50/50 contribution to the JV.  The first step of this agreement will be the construction of a new 40,000 metric ton potassium nitrate facility, which will require a total investment of US$20 million and should be operational by 1Q 2009.

Patricio Contesse, CEO of SQM, stated, “We are thrilled at this opportunity to work with Migao in the growing Chinese market, as we believe the synergies we are creating will benefit us both.” He continued, “This agreement will allow us to further develop our presence in one of the most important markets for the fertilizer industry, and it is consistent with our strategy of strengthening our worldwide leadership position in our three core businesses.”

Mr. Liu Guocai, Migao's CEO, said, “We are very pleased to enter into this agreement with SQM. This mutually beneficial agreement leverages SQM’s strong international network and Migao’s established presence throughout China. This agreement expedites Migao’s ambition of becoming recognized as a leading international fertilizer company.”

Migao, through its wholly owned subsidiaries, will continue to produce potassium nitrate in China, and this product will be distributed by the newly formed JV.  In addition, the JV will handle exports of potassium nitrate produced by Migao or the JV, as well as imports of SQM’s potassium nitrate to China.

SQM and Migao will now take the next steps to effect the JV, including seeking the necessary approvals from the Chinese government.

SQM is an integrated producer and distributor of specialty plant nutrients, iodine and lithium. Its products are based on the development of high quality natural resources that allow the Company to be a leader in costs, supported by a specialized international network with sales in over 100 countries. SQM’s development strategy aims to maintain and strengthen the Company’s world leadership in its three core businesses: Specialty Plant Nutrition, Iodine and Lithium.

Migao Corporation, through its wholly owned subsidiaries, owns and operates fertilizer production plants in various strategic locations across China for the production and sale of specialty potash fertilizer (potassium nitrate and potassium sulphate) to China’s high value agricultural market. Migao Corporation is subject to, and complies with strict government regulations that govern safety, quality and environmental protection. Please visit www.migaocorp.com for further information.

For further information, please visit our Web site, www.sqm.com, or contact:

Patricio Vargas, 56-2-4252274 / patricio.vargas@sqm.com
Carolyn McKenzie, 56-2-4252074 / carolyn.mckenzie@sqm.com

Statements in this press release concerning the Company’s business outlook, future economic performances, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth, together with other statements that are not historical facts, are “forward-looking statements” as that term is defined under Federal Securities Laws.

Any forward-looking statements are estimates, reflecting the best judgment of SQM based on currently available information and involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. Risks, uncertainties, and factors that could affect the accuracy of such forward-looking statements are identified in the public filing made with the Securities and Exchange Commission, and forward-looking statements should be considered in light of those factors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf: /s/ Ricardo Ramos R.
Ricardo Ramos R.
Chief Financial Officer

Date: May 20, 2008